May 14, 2009


U.S. Securities and Exchange Commission                          BY EDGAR
100 F Street, N.E.
Washington, DC  20549
Attention:	Mr. Kevin Woody
	     	Accounting Branch Chief

Re: 	Oakridge Holdings, Inc.
	Form 10-KSB for the Fiscal Year Ended June 30, 2008
	Filed September 29, 2008
	Form 10-Q for the Quarterly Period Ended September 30, 2008 Filed November 12, 2008
	Form 10-Q for the Quarterly Period Ended December 31, 2008 Filed February 17, 2009
	Definitive Proxy Statement
	Filed October 27, 2008
	File No. 000-01937


Ladies and Gentlemen:

On behalf of Oakridge Holdings, Inc. ("Oakridge" or the "Company"), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Woody's letter to me dated April 30, 2009. For convenience, the Staff's numbered comments are set forth below, followed by Oakridge's responses.

Oakridge hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Oakridge may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.


FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2008

FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

AVIATION GROUND SUPPORT EQUIPMENT


1. COMMENT: We note your response to our prior comment three. Please revise your revenue recognition policy footnote for consistency with the information provided in your responses to our comments regarding revenue recognition. Your policy footnote should address, but should not be limited to, that based on the nature of the contracts with the US Government, you do not have the ability to make reasonably dependable estimates and that the US Government does not have the right to take over the work in process.

RESPONSE: The Company will amend this filing so that its revenue recognition policy footnote relating to aviation ground support equipment will read as follows:

Revenue is recognized when the risks and rewards of ownership transfer to customers, which is generally at the time of shipment or upon customer inspection and approval of the equipment.

The Company has a contract to supply equipment to the US Government which includes specific phases to which dollar amounts were assigned. The Company will recognize revenue on the completed contract method because (i) the Company is not able to make reasonably dependable estimates of the percentage of work completed on the contract due to the unique nature of the contract; (ii) the US Government does not have the right to take possession of the work in process;
(iii) the deliverables resulting from specific phases provide no value to the US Government without delivery of the specific piece of equipment; and (iv) the Company does not have the ability to require progress payments for the work in process.


GENERAL

2. COMMENT: Please tell us whether management intends to file an Item 4.02 Form 8-K. To the extent management does not intend to file an Item 4.02 Form 8-K, please tell us management's basis for their conclusion.

RESPONSE: The Company's management does not intend to file an Item 4.02 Form 8-K because management believes that no such filing is required. Item 4.02 requires disclosure if the Company's board of directors, a committee of the board, or an authorized officer concludes that Company's previously issued financial statements should no longer be relied upon or if the Company is advised by, or receives notice from, its independent accountant that disclosure should be made to prevent future reliance on previously issued financial statements.

The Company's officers and directors believe that the Company's previously issued financial statements can be relied upon despite changes to certain of those statements that will be made in an amended filing.

The Company's previously issued consolidated statements of operations can be relied upon because those statements will not change in connection with the Company's responses to the Commission's comments.

The Company's officers and directors believe that the previously issued consolidated balance sheets can be relied upon because the changes to those statements that will be made in response to the Commission's comments will involve only a change to the presentation of the Company's non-controlling trust interests in preneed trust investments, but will not affect any amount on the face of the balance sheets. The Company's directors and officers believe that this change in presentation, which will move the value for the non-controlling trust interests in preneed trust investments from the mezzanine section of the consolidated balance sheets to long-term liabilities, is not material to understanding the Company's financial position. Because the Company's directors and officers believe that the change in presentation is not material to understanding the Company's financial position, they believe the Company's previously issued consolidated balance sheets can be relied upon.

The Company's officers and directors believe that the previously issued consolidated statements of cash flows can be relied upon because the changes to those statements that will be made in response to the Commission's comments will involve only a change to the presentation of certain amounts on those statements, but will not change the value of the Company's cash and cash equivalents at the beginning or end of any period. The Company's officers and directors believe that the movement of certain cash flow amounts among different activities in the consolidated statements of cash flows is not material to understanding the Company's financial position given that the value of cash and cash equivalents at the beginning and end of each period, which is most important to understanding the Company's liquidity position, will remain the same. Because the Company's officers and directors believe that the changes that will be made to the previously issued statements of cash flows are not material to understanding the Company's financial position, those statements can be relied upon.

Finally, the Company's independent accountant has not advised the Company that disclosure should be made or action should be taken to prevent future reliance on the Company's previously issued audit report or previously issued financial statements. Given the lack of any indication from the Company's independent accountant that the Company should takes steps to prevent future reliance on the Company's previously issued financial statements, and given that the Company's officers and directors believe that none of the changes to be made to the Company's previously issued financial statements is material to understanding the Company's financial position, the Company's management does not believe that an Item 4.02 Form 8-K is necessary.


3. COMMENT: Please tell us whether management has reconsidered the effectiveness of your disclosure controls and procedures as of June 30, 2008 in light of the restatement. In addition, please confirm to us that you plan to address this reconsideration and the related conclusions in the filings that contain your restated financial statements. To the extent you have determined that your disclosure controls and procedures were effective as of June 30, 2008 even though you were required to restate, please explain why and what corrective action that has been/will be taken and also disclose this in your amended filing.

RESPONSE: The Company's management has reconsidered the effectiveness of its disclosure controls and procedures as of June 30, 2008 in light of the changes to be made to its previously issued financial statements. The Company will address this reconsideration and the related conclusions in its amended filings. The Company's management has determined that the Company's disclosure controls and procedures were effective as of June 30, 2008 because the changes to be made to the Company's previously issued financial statements relate only to changes in presentation of certain amounts on those statements and one footnote, but do not involve any changes to recognition or measurement of amounts. Management also believes that the Company's disclosure controls and procedures were effective as of June 30, 2008 because management was aware of all material information relating the classification of amounts on the financial statements that will be reclassified, and management accounted for that information in a manner that management believed was a reasonable application of U.S. generally accepted accounting principles in consultation with the Company's independent accountant. Because the Company's management believes that the changes to be made to the Company's previously issued financial statements are not material to understanding the Company's financial position and because the Company's management was aware of all material information relating the amounts that are the subject of the reclassifications to be made, management believes that the Company's disclosure controls and procedures were effective as of June 30, 2008.

In an effort to avoid any restatements in the future, the Company plans to continue to train and educate its staff as to applicable accounting principles, including those cited by the Commission in its current review of the Company's filings, and to utilize the oversight of its independent accountant to improve the Company's disclosure controls and procedures. The Company also has reassigned the duties previously performed by the former chief financial officer of one of its subsidiaries in an effort to improve the Company's disclosure controls and procedures. The Company will disclose these steps in an amended filing.


4. COMMENT: Please tell us whether your auditors intend to update their audit opinion to discuss the restatement.

RESPONSE: The Company's auditors have advised management that the auditors do not intend to update their audit opinion to discuss the changes to be made to the Company's previously issued financial statements because the auditors view the changes as immaterial to understanding the Company's financial position for the reasons discussed above.


5. COMMENT: Please tell us whether you intend to include the applicable disclosures outlined by paragraph 26 of SFAS 154.

RESPONSE: Paragraph 26 of SFAS 154 provides disclosures that are to be included when an entity restates its financial statements to correct an error. An error can result from "... an error in recognition, measurement, presentation, or disclosure in financial statements ..." according to paragraph 2 of SFAS 154. Immediately following paragraph 27 of SFAS 154, the standard indicates, "The provisions of this statement need not be applied to immaterial items."

The Commission has requested revisions in the presentation of the financial statements included in the Company's Form 10-KSB for the fiscal year ended June 30, 2008. The Commission indicated the non-controlling interest in perpetual care and trust investments should be presented as a liability in the consolidated balance sheet. Second, the Commission requested that the revenue recognition policy footnote include additional information. And third, the Commission requested reclassification of trust cash flows to the operating section of the statement of cash flows.

The Company will make the requested changes in an amended Form 10-KSB for the fiscal year ended June 30, 2008. The Company has evaluated each of the requested changes and has determined that the changes are not material to the consolidated financial statements taken as a whole. Therefore, the Company believes SFAS 154 is not applicable to the financial statements included as part of the above referenced Form 10-KSB.

However, the Company recognizes that because the financial statements will include changes from the originally filed financial statements, disclosure of the changes may be necessary to avoid confusion by readers of the financial statements.

As a result, the Company will include the following disclosure in the financial statements to be included in an amended Form 10-KSB for the fiscal year ended June 30, 2008:

Certain reclassifications were noted subsequent to the issuance of the consolidated financial statements. Accordingly, these consolidated financial statements reflect the reclassifications as of June 30, 2008 and 2007, and for the years then ended. Long-term liabilities were increased by the non-controlling interest in the perpetual care and trust investments which were previously presented in the mezzanine section of the consolidated balance sheets. In addition, cash flows from the perpetual care and trust investments, which were previously presented as investing activities, are now presented as operating activities within the consolidated statements of cash flows.


If we can facilitate the Staff's review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at
(651) 454-5112.  My fax number is (651) 454-5143.


Sincerely,

/s/ Robert C. Harvey

Robert C. Harvey
President and Chief Executive Officer